February 8, 2008

MEMORANDUM

TO:	Division of Corporation Finance Securities and Exchange Commission

FROM:	KBR, Inc.

RE:

KBR, Inc. Form 10-K for the fiscal year ended December 31, 2006

KBR, Inc. Forms 10-Q for the periods ended March 31, 2007, June 30, 2007 and September 30, 2007

File No. 1-33146

Response to SEC Staff Comments dated January 28, 2008

We are responding to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated January 28, 2008 regarding our filings referenced above. Where applicable, our responses indicate the additions or revisions we plan to include in our Form 10-K for the fiscal year ended December 31, 2007.

We respectfully request that the staff review our responses to its comments at its earliest convenience. Please advise us as of any further comments as soon as possible.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMEBER 30, 2007

Prior Comment No. 7, United States Government Contract Work

1.

We appreciate your response to our prior comment. We continue to have concerns regarding your proposed changes. In particular, we note that for certain issues you state that “we do not believe that a loss has been incurred and accordingly, no amounts have been accrued”. It is unclear from this language whether you are intending to communicate that a loss is not probable and this is why there is no accrual, or whether this language is intending to communicate that a loss is considered remote. In contrast, for example under the Export Controls issue, you state that “at this time it is not reasonably possible to estimate an amount of loss or range of loss that may have been incurred”. We also observe that the proposed language concerning the PEMEX counterclaims clearly indicates that a loss is remote.

If the first type of language is intended to communicate that a loss is not probable and this is why there is no accrual, it is unclear why the second type of language would not also be appropriate, if it is reasonably possible that a loss may be incurred.

In other words, please readdress each issue and explain to us in clear terms whether it is reasonably possible that a loss may be incurred and the range of such loss or that such a loss cannot be estimated. Please respond to the Petrobras issue in this same context. Also provide proposed changes to disclosures.

RESPONSE: We supplementally provide you with our revised responses to your prior comments No. 7 and No. 9 relating to United States Government work and the Barracuda-Caratinga Project Arbitration, respectively, to address your most recent comment No. 1 above.

7.	For each of the following issues please tell us and revise future filings too clearly address the following:

-	The total amounts that may be withheld at each reporting date, if applicable;
-	Whether you have adjusted your revenues, or accrued any amounts related to the issue;
-	Whether it is reasonably possible that an adverse material impact may be incurred and if estimable, the range of loss.

DCAA Audit Issue

o	Security
o	Containers
o	Dining Facilities
o	Dining Facility Support Services

Investigations

o	Kosovo Fuel
o	Overbillings and other matters
o	Export controls

Lawsuits

o	McBride Qui Tam Suit
o	Wilson and Warren Qui Tam Suit
o	Godfrey Qui Tam Suit

RESPONSE: Our historic practice of disclosing contingent matters including audit matters raised by the DCAA, investigations and lawsuits has been to disclose matters that we believe represent a potential material financial statement contingency as well as matters that either have been given significant attention in the media or have the potential to receive significant media attention in the future.

For example, our work for the U.S. military in Iraq has caused various matters to receive significant media attention. Therefore, as indicated below in responding to the staff’s comments, we have indicated that we believe that for many of these matters disclosed in our footnotes, the likelihood that a loss has been incurred is remote. We continuously monitor developments and evaluate and revise our disclosures as appropriate. Accordingly, the following responses regarding our intended future disclosures are subject to modification.

DCAA Audit Issues

Security

RESPONSE: We supplementally advise the Staff that we believe disclosures made in our Form 10-Q for the quarter ended September 30, 2007 regarding withholdings related to this security matter are adequate and complete and we are not aware of any additional matters related to withholdings that should be disclosed.

We will revise our future filings to include the following disclosure:

“At this time, the likelihood that a loss related to this matter has been incurred is remote. As of December 31, 2007, we had not adjusted our revenues or accrued any amounts related to this matter.”

Containers

RESPONSE: We have provided as Annex A to the hard copy of our letter to you dated January 21, 2008 a supplemental response to this comment for which we have requested confidential treatment pursuant to Rule 83 of the SEC rules and regulations related to SEC records and information. In addition, we have requested return of the materials included in Annex A pursuant to rule 24b-2 of the Securities Exchange Act of 1934, as amended, relating to supplemental materials submitted to the SEC in paper form. We also note that we have provided you with the amount of our accrual for the loss related to this matter in Annex A. We do not expect to disclose the specific amount of the accrual in our future filings as we believe our disclosures adequately describe the nature of the contingency and disclosure of the amount accrued is not required for the financial statements not to be misleading. This treatment is consistent with our understanding of paragraph 9 of SFAS No. 5.

We will revise our future filings to include the following disclosure:

“At this time, the likelihood that the loss is in excess of the amount accrued is remote.”

Dining Facilities

RESPONSE: We supplementally advise the Staff that as of the date of filing our 10-Q for the quarter ended September 30, 2007 related to costs paid to subcontractors for dining facilities and services, we disclosed all known material facts related to this matter including the nature of the contingent liability, the anticipated decision of the DCAA to recommend withholding $13 million of costs in the near future, that the client has a variety of options with regard to this matter that may include withholdings of yet to be determined amounts and other matters including our intention to vigorously defend ourselves. As of the date of the filing of our Form 10-Q for the quarter ended September 30, 2007, our accounting and reporting thereof reflected the knowledge we had at that time which was we believed the likelihood was remote that a loss had been incurred and accordingly, no amounts were accrued. Our future filings will include revised disclosure based on recent developments related to this matter.

Dining Facility Support Services

RESPONSE: We will revise future filings to include the following disclosures:

“In April 2007, DCAA recommended withholding $13 million of payments from KBR alleging that Eurest Support Services (Cypress) International Limited (“ESS”), a subcontractor to KBR providing dining facility services in conjunction with our Logcap III contract in Iraq, over-billed for the cost related to the use of power generators. Payments of $13 million have been withheld from us. We disagree with the position taken by the DCAA and we are working to resolve this issue. We believe the likelihood that a loss has been incurred related to this matter is remote and accordingly, no amounts have been accrued.”

Investigations

Kosovo Fuel

RESPONSE: We supplementally advise the Staff that neither our client nor the DCAA has indicated any intent to withhold payments from us related to this matter and accordingly, we believe that additional disclosure in our financial statements regarding potential withholdings is not applicable.

We will revise our future filings to include the following disclosures:

“Neither our client nor the DCAA has indicated any intent to withhold payments from us relating to this matter. We believe the likelihood that a loss has been incurred related to this matter is remote and accordingly, no amounts have been accrued.”

Overbillings and Other Matters

RESPONSE: We supplementally advise the staff that no amounts were withheld from us related to the DOJ indictments associated with overbilling issues. We repaid all amounts associated with overbillings to our customer and withheld payments to our subcontractors. No further actions were taken against us and we consider this matter closed.

With regard to other matters related to former employees and our subcontractors, there have been no asserted claims made against us or notification of any amounts to be withheld. As such, we believe the likelihood that a loss has been incurred is remote and no amounts have been accrued related to these matters.

Export Controls-

RESPONSE: We supplementally advise the Staff that the issue of our client withholding payment from us for this matter is not applicable. No discussions with our client or the DCAA regarding possible withholdings have occurred.

We will revise future filings to include the following disclosure:

“We have identified and reported to the US Departments of State and Commerce numerous exports that possibly were not in accordance with the terms of our export licenses or applicable regulations. However, we believe that the facts and circumstances leading to our conclusion of possible non-compliance are unique and potentially mitigate any possible fines and penalties because our customer and end-users of these exported items is the US Military. Whereas it is reasonably possible that we may be subject to fines and penalties for possible acts that are not in compliance with our export license or regulations, at this time it is not possible to estimate an amount of loss or range of losses that may have been incurred.”

McBride Qui Tam Suit-

RESPONSE: We supplementally advise the Staff that we believe the issue of our client withholding payments from us for this matter is highly unlikely and accordingly additional disclosures in our financial statements regarding potential withholdings is not applicable.

In response to the Staff’s request, we will revise future filings to include the following disclosures:

“We believe the relator’s claim is without merit and we believe the likelihood that a loss has been incurred is remote. As of December 31, 2007, no amounts have been accrued.”

Wilson and Warren Qui Tam Suits-

RESPONSE: We supplementally advise the Staff that the issue of our client withholding payments from us for this matter is highly unlikely and accordingly we believe additional disclosures in our financials statements regarding potential withholdings is not applicable.

We will revise future filings to include the following disclosures:

“We believe the relators’ claims are without merit and we believe the likelihood that a loss has been incurred is remote. As of December 31, 2007, no amounts have been accrued.”

Godfrey Qui Tam Suit

RESPONSE: We supplementally advise the Staff that we believe that the issue of our client withholding payments from us for this issue is highly unlikely and accordingly, additional disclosures in our financial statements regarding potential withholdings is not applicable. This matter is in the early stages of the legal process and we are unable to determine the likelihood of the outcome as either probable or remote. In addition, we cannot determine a reasonable estimate of loss, if any, that may have been incurred.

We will revise our future filings to include the following disclosures:

“This matter is in the early stages of the legal process and therefore we are unable to determine the likely outcome at this time. No amounts have been accrued because we cannot determine any reasonable estimate of loss that may have been incurred, if any.”

9.	We note that you have not accrued any amounts related to the arbitration with

Petrobras. Please tell us the factors you considered in determining that the contingency did not meet each of the two criteria of paragraph 8 of SFAS 5 for accrual as a liability. Also, please disclose the possible loss of range of loss when there is at least a reasonable possibility that a loss or an additional loss in excess of amounts accrued may have been incurred. If you have determined that it is not possible to estimate the range of loss, please provide an explanation as to why this is not possible.

RESPONSE: We do not believe that it is probable that we have incurred a liability in connection with the claim in the bolt arbitration with Petrobras. We disagree with Petrobras’ claim since the bolts met the design specification provided by Petrobras. Although we believe Petrobras is responsible for any maintenance and replacement of the bolts, it is possible that the arbitration panel could find against us on this issue. In addition, Petrobras has not provided any evidentiary support or analysis for the amounts claimed as damages. We expect to have a preliminary hearing on legal and factual issues relating to liability with the arbitration panel in April 2008. The actual arbitration hearings have not yet been scheduled. Therefore, at this time, we cannot conclude that the likelihood that a loss has been incurred is remote. We have disclosed the amount claimed by Petrobras in the notes to our Form 10-Q for the quarter ended September 30, 2007.

We will revise our future filings to disclose the following:

“We do not believe that it is probable that we have incurred a liability in connection with the claim in the bolt arbitration with Petrobras and therefore, no amounts have been accrued. We disagree with Petrobras’ claim since the bolts met the design specification provided by Petrobras. Although we believe Petrobras is responsible for any maintenance and replacement of the bolts, it is possible that the arbitration panel could find against us on this issue. In addition, Petrobras has not provided any evidentiary support or analysis for the amounts claimed as damages. We expect to have a preliminary hearing on legal and factual issues relating to liability with the arbitration panel in April 2008. The actual arbitration hearings have not yet been scheduled. Therefore, at this time, we cannot conclude that the likelihood that a loss has been incurred is remote. Due to the indemnity from Halliburton, we believe any outcome of this matter will not have a material adverse impact to our operating results or financial position.”

In connection with our responses to your comments, we acknowledge that:

▪	the company is responsible for the adequacy and accuracy of the disclosure in its filings;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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